

Financial Statements (unaudited)

December 31, 2018

3 Minute Management LLC

MeIn3
Balance Sheet
January 1, 2018 to December 31, 2018

		Total
ASSETS		
Current Assets		
Bank Accounts		
Bill.com Money Out Clearing		0.00
Checking		0.00
Total Bank Accounts	$	**0.00**
Accounts Receivable		
Accounts Receivable (A/R)		0.00
Total Accounts Receivable	$	**0.00**
Other Current Assets		
Other Current Assets		0.00
Undeposited Funds		0.00
Total Other Current Assets	$	**0.00**
Total Current Assets	$	**0.00**
Fixed Assets		
Other fixed assets		0.00
Total Fixed Assets	$	**0.00**
TOTAL ASSETS	$	**0.00**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		0.00
Total Accounts Payable	$	**0.00**
Other Current Liabilities		
Accrued Payroll		0.00
Direct Deposit Payable		0.00
Owner Loan Payable		0.00
Payroll Liabilities		
Federal Taxes (941/944)		0.00
Federal Unemployment (940)		0.00
OK Income Tax		0.00
OK Unemployment Tax		0.00
Total Payroll Liabilities	$	**0.00**
Total Other Current Liabilities	$	**0.00**
Total Current Liabilities	$	**0.00**
Long-Term Liabilities		
Notes Payable		0.00
Maxey Family Trust Note		0.00
Total Notes Payable	$	**0.00**
Total Long-Term Liabilities	$	**0.00**
Total Liabilities	$	**0.00**
Equity		
Opening Balance Equity		0.00
Owner's Equity		
Total Owner's Equity	$	**0.00**
Retained Earnings		0.00
Net Income		0.00
Total Equity	$	**0.00**
TOTAL LIABILITIES AND EQUITY	$	**0.00**

MeIn3
Profit and Loss
January 1, 2018 - December 31, 2018

	Total	
Income		
Sales		0.00
Uncategorized Income		0.00
Total Income	$	0.00
Cost of Goods Sold		
Cloud/Production		
Webserver & Database		0.00
Total Cloud/Production	$	0.00
Development Expense - External		0.00
Total Cost of Goods Sold	$	0.00
Gross Profit	$	0.00
Expenses		
Advertising & Marketing		0.00
Other Advertising		0.00
Other Contractors		0.00
Third Party & Ad Buys		0.00
Total Advertising & Marketing	$	0.00
Legal & Professional Services		0.00
Accounting & Finance		0.00
Total Legal & Professional Services	$	0.00
Other SG&A		
Bank Charges & Fees		0.00
Business Insurance		0.00
Office Software		0.00
Other Business Expenses		0.00
Total Other SG&A	$	0.00
Payroll Expenses		
Payroll Taxes		0.00
Salaries		0.00
Total Payroll Expenses	$	0.00
QuickBooks Payments Fees		0.00
Rent & Utilities		
Rent		0.00
Telephone		0.00
Utilities		0.00
Total Rent & Utilities	$	0.00
Travel & Entertainment		
Meals - Entertainment		0.00
Non-Meals		0.00
Total Travel & Entertainment	$	0.00
Uncategorized Expense		0.00
Web Hosting		0.00
Total Expenses	$	0.00
Net Operating Income	$	0.00
Other Expenses		
Other Miscellaneous Expense		0.00
Total Other Expenses	$	0.00
Net Other Income	$	0.00
Net Income	$	0.00

MeIn3
Statement of Cash Flows
January 1,2018 - December 31, 2018

	Total
OPERATING ACTIVITIES	
Net Income	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Other Current Assets	0.00
Accounts Payable (A/P)	0.00
Accrued Payroll	0.00
Direct Deposit Payable	0.00
Owner Loan Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	0.00
Payroll Liabilities:OK Income Tax	0.00
Payroll Liabilities:OK Unemployment Tax	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 0.00
Net cash provided by operating activities	$ 0.00
FINANCING ACTIVITIES	
Notes Payable	0.00
Notes Payable:Maxey Family Trust Note	0.00
Opening Balance Equity	0.00
Owner's Equity:Platinum Mechanical LLC	0.00
Net cash provided by financing activities	$ 0.00
Net cash increase for period	$ 0.00
Cash at beginning of period	0.00
Cash at end of period	$ 0.00

3 Minute Management LLC

Notes to Financial Statements

Year Ended December 31, 2018

1. Organization and Purpose

3 Minute Management LLC (the "Company"), is a limited liability company organized in 2018 under the laws of the state of Oklahoma. The Company operates a software platform that assists job seekers in finding employment and job creators in finding quality employees through the use of video screening.

2. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year ended December 31, 2018, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Subsequent Event

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.